The Bank of Tokyo-Mitsubishi UFJ, Ltd.
7-1, Marunouchi 2-chome, Chiyodaku, Tokyo 100-8388, Japan
Tel. +81-3-3240-1111, Fax. +81-3-3240-5429
www.bk.mufg.jp

April 6, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

U.S.A.

Attention:	Mr. Hugh West
Accounting Branch Chief

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Form 20-F for Fiscal Year Ended March 31, 2008

Dear Mr. West:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comments to the above-referenced annual report on Form 20-F and the Registrant’s responses to the Staff’s comments submitted on behalf of the Registrant by its legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, on the date of this letter.

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

Please contact Mr. Tong Yu of Paul, Weiss, Rifkind, Wharton & Garrison LLP at +81-3-3597-8101 (fax number +81-3-3597-8120) with any questions.

Sincerely,

/s/ Nobuyuki Hirano
Nobuyuki Hirano
Senior Managing Director
(Principal Financial Officer)

cc:    Sharon M. Blume

    U.S. Securities and Exchange Commission

         Tong Yu

    Paul, Weiss, Rifkind, Wharton & Garrison LLP